SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 1)1


                         CAPSULE COMMUNICATIONS, INC.
                      (formerly known as US Wats, Inc.)
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.001 PER SHARE
                     (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                           Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               May 30, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 5 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D

-----------------------------                      --------------------------
CUSIP No.   90337P10                              Page 2  of 5    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON: Foundation for the International Non-
        governmental Development of Space ("FINDS")
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                            7      SOLE VOTING POWER
                                   2,164,833 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,164,833 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.44% (based on the information contained in the Issuer's Form 10-Q filed with the Commission on May 15, 2000)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
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This Amendment No. 1 to Schedule 13D filed by FINDS, a Delaware not-for-profit corporation, with respect to the common stock, par value $0.001 per share (the "Common Shares"), of Capsule Communications, Inc. (formerly known as US Wats, Inc.), a Delaware corporation (the "Issuer" or the "Company"), supplements and amends the Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on June 1, 1999 (the "Schedule 13D"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplemented as follows:

     Between October 4, 1999 and April 19, 2000, FINDS purchased a total of 261,100 Common Shares on the NASDAQ SmallCap Market in over-the-counter transactions as follows:

Date                 Number of Shares             Price Per Share

10/04/99                  6,300                     $1.875000
10/04/99                  7,500                      1.750000
10/04/99                  1,200                      1.781250
10/07/99                  2,500                      1.875000
10/11/99                 10,000                      1.937500
10/13/99                  2,000                      1.875000
10/13/99                  1,300                      1.968750
10/13/99                 25,300                      2.000000
10/14/99                  3,700                      1.968750
10/14/99                 26,300                      2.000000
10/19/99                    600                      1.937500
10/19/99                 14,700                      2.000000
10/20/99                  1,000                      1.968750
10/20/99                  8,700                      2.000000
10/22/99                 20,300                      2.000000
10/22/99                  2,100                      1.968750
10/22/99                  4,500                      1.937500
10/22/99                    800                      1.812500
10/22/99                  4,500                      1.937500
10/28/99                  6,000                      2.000000
01/24/00                  5,500                      2.000000
01/24/00                    100                      1.750000
01/24/00                    100                      1.812500
01/24/00                    100                      1.875000
01/24/00                    100                      1.937500
01/25/00                 17,400                      2.250000
01/25/00                  2,100                      2.187500
01/25/00                    500                      2.093750
04/13/00                 23,200                      2.000000
04/13/00                  2,500                      1.875000
04/13/00                 20,100                      1.937500
04/14/00                  5,200                      2.000000
04/17/00                  5,300                      2.000000
04/18/00                  1,200                      1.656250
04/18/00                  7,300                      1.750000
04/18/00                  1,000                      1.875000
04/18/00                  1,000                      1.875000
04/18/00                  1,500                      1.718750
04/19/00                    200                      1.625000
04/19/00                    500                      1.718750
04/19/00                    500                      1.718750
04/19/00                  9,300                      1.750000
04/19/00                 10,000                      1.968750

Total                   261,100

                                 Page 3 of 5 Pages
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    In addition, pursuant to an Investment Agreement between Gold & Appel
Transfer, S.A., Capsule Communications, Inc. and FINDS, a copy of which is filed herewith as Exhibit 7.2, on May 30, 2000, FINDS purchased 333,333 Common Shares at a purchase price of $1.50 per Common Share.

     All of the funds used to purchase the above 594,433 Common Shares acquired by FINDS came from FINDS general corporate funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) FINDS beneficially owns 2,164,833 Common Shares representing approximately 10.44% of the outstanding Common Shares, based on the information regarding outstanding Common Shares contained in the Issuer's Annual Report on Form 10-Q filed on May 15, 2000.

                 In addition, Mr. Walt Anderson, the President and a Director of FINDS, is the Secretary and Attorney-in-Fact for Gold & Appel, S.A., a British Virgin Islands corporation, which owns 13,593,701 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.


         (b)      FINDS has the sole power to vote and dispose of the Common
                  Shares.


         (c) During the 60 days preceding the date of this Statement, FINDS acquired the Common Shares as reported in Item 3 above.

          (d) No other person is known by FINDS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by FINDS.

          (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          FINDS has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by FINDS, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          7.2 Investment Agreement by and among Capsule Communications, Inc., Gold & Appel Transfer, S.A. and FINDS dated as of May 19, 2000.

                             Page 4 of 5 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     June 6, 2000

                                           Foundation for the International
                                           Non-governmental Development of
                                           Space, a Delaware not-for-profit
                                           corporation



                                         By: /s/ Walt Anderson
                                            --------------------------------
                                              Walt Anderson, President









                             Page 5 of 5 Pages